August 5, 2025

Justin Floyd
Chief Executive Officer and Director
RedCloud Holdings plc
50 Liverpool Street, London
EC2M 7PY, United Kingdom

        Re: RedCloud Holdings plc
            Registration Statement on Form F-1
            Filed July 17, 2025
            File No. 333-288747
Dear Justin Floyd:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Justin Grossman, Esq.